SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number O-27202

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[X] Form 10-Q
[ ] Form N-SAR

          For Period Ended: September 30, 2002

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

          For the Transition Period Ended: _____________________________________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s)
          to which the notification relates: ______________________________________________________________
          _______________________________________________________________________________________

PART I
REGISTRATION INFORMATION

          Full name of registrant Advanced Lighting Technologies, Inc.

          Former name if applicable ________________________________________________________

          Address of principal executive office (Street and number)
          32000 Aurora Road

          City, state and zip code Solon, Ohio 44139

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K,
[X]		20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and,
	(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously announced, the Company is in default under its $38 million credit facility and has an agreement with the banks under the credit facility to provide continued access to the facility until at least March 31, 2003. In addition, a condition of that agreement prevented the Company from making its September 16, 2002 semi-annual interest payment on its 8% Senior Notes within the applicable grace period, resulting in an Event of Default. Pursuant to the terms of the related indenture, the indenture trustee may, and at the request of 25% of the principal amount of the Notes must, declare the entire $100 million principal amount of the Senior Notes to be due and payable.

     The Company prepared its Form 10-Q based on obtaining an amendment to its agreements with General Electric Company (GE) to waive the effects of the Company’s failure to maintain an EBITDA to Interest Expense ratio of 2 to 1 for the six months ended September 30, 2002. The Company believed this was the most likely scenario based on GE’s six prior similar amendments. The Company believed that the effort and expense of preparing an alternative filing was unwarranted and unreasonable. GE did not execute the amendment. When the Company was informed on November 14, 2002 that GE was not going to deliver the amendment, the Company was unable to obtain all the information regarding the practical effects, if any, of the failure to amend on its restructuring efforts, to revise the disclosures in the Form 10-Q and to obtain the necessary review of the revised disclosures to permit a timely filing of the Form 10-Q.

     The Company believes it will be able to complete the revision and review of the Form 10-Q on or prior to November 19, 2002.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this information Steven C. Potts (440) 836-7103

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

     (3)  Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?

[X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Results of Operations for the quarter ended September 30, 2002 are expected to reflect income from operations of approximately $1,500,000 as compared to a loss from operations of $(12,511,000) for the quarter ended September 30, 2001. The Company’s loss from operations in the quarter ended September 30, 2001 included special charges and asset impairment of $(9,697,000), a non-cash charge for the impairment of an officer loan $(4,600,000), and a gain on the settlement of lawsuit of $554,000. A detailed discussion of these items can be found in the Company’s Report on Form 10-Q for the period ended September 30, 2001.

     The net loss for the quarter ended September 30, 2002 is expected to be approximately $(1,500,000) compared with a net loss of $(86,828,000) for the quarter ended September 30, 2001. In addition to the items noted above, the net loss for the quarter ended September 30, 2001 included a cumulative effect of accounting change ($71,171,000) resulting from the adoption of FAS 142. A detailed discussion of this item can be found in the Company’s Report on Form 10-Q for the period ended September 30, 2001.

Advanced Lighting Technologies, Inc.
(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2002	By:	/s/ Steven C. Potts Steven C. Potts Chief Financial Officer